ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the Office of
Ross Miller
Secretary of State
State of Nevada

Filing Date and Time:
06/29/2009 5:03PM

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Marvin's Place, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 1. The name of the corporation shall be Rough Tide Marine Operations, Inc.

Article 4. Authorized Shares

The aggregate number of shares which the corporation shall have authority to issue shall consist of 300,000,000 shares of Common Stock having a $0.001 par value, and 25,000,000 shares of Preferred Stock having a $0.001 par value. The Common and/or Preferred Stock of the Company may be issued from time to time without prior approval by shareholders. The Common and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation' nave voted in favor of the amendment is:  59.1%

4. Effective date of filing: (optional) 3/24/10

5. Signature: (required)

/s/ Georgette Mathers
Signature of Officer

Addendum

Article 4.  Authorized Shares.

The Board of Directors may issue such shares of Common and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be state in the resolution or resolutions.